UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Old Dominion Freight Line, Inc.

(Name of issuer)

Common Stock, $0.10 par value per share

(Title of class of securities)

679580100

(CUSIP number)

Joel B. McCarty, Jr.

c/o Old Dominion Freight Line, Inc.

500 Old Dominion Way

Thomasville, North Carolina 27360

(336) 889-5000

(Name, address and telephone number of person authorized to receive notices and communications)

November 3, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 679580100
1.	Names of reporting persons Earl E. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,754,787
	8.	Shared voting power 210,937
	9.	Sole dispositive power 1,754,787
	10.	Shared dispositive power 210,937
11.	Aggregate amount beneficially owned by each reporting person 1,965,724
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 3.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons David S. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,189,459
	8.	Shared voting power 1,155,706
	9.	Sole dispositive power 1,189,459
	10.	Shared dispositive power 1,155,706
11.	Aggregate amount beneficially owned by each reporting person 2,345,165
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Marilyn M. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 106,602
	9.	Sole dispositive power 0
	10.	Shared dispositive power 106,602
11.	Aggregate amount beneficially owned by each reporting person 106,602
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Kathryn L. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 106,602
	9.	Sole dispositive power 0
	10.	Shared dispositive power 106,602
11.	Aggregate amount beneficially owned by each reporting person 106,602
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Helen S. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 511,851
	9.	Sole dispositive power 0
	10.	Shared dispositive power 511,851
11.	Aggregate amount beneficially owned by each reporting person 511,851
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Audrey L. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 632,345
	8.	Shared voting power 2,055,886
	9.	Sole dispositive power 632,345
	10.	Shared dispositive power 2,055,886
11.	Aggregate amount beneficially owned by each reporting person 2,688,231
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Audrey L. Congdon Irrevocable Trust Number Two Dated May 28, 2004
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 44,583
	8.	Shared voting power 0
	9.	Sole dispositive power 44,583
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 44,583
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.1%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John B. Yowell
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,625,235
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,625,235
11.	Aggregate amount beneficially owned by each reporting person 1,625,235
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.9%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Seth Morgan Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 106,602
	8.	Shared voting power 0
	9.	Sole dispositive power 106,602
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 106,602
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons Megan Elise Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 106,602
	8.	Shared voting power 0
	9.	Sole dispositive power 106,602
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 106,602
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons Karen C. Pigman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 744,555
	8.	Shared voting power 800,555
	9.	Sole dispositive power 744,555
	10.	Shared dispositive power 800,555
11.	Aggregate amount beneficially owned by each reporting person 1,545,110
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Melissa A. Penley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 106,602
	9.	Sole dispositive power 0
	10.	Shared dispositive power 106,602
11.	Aggregate amount beneficially owned by each reporting person 106,602
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Matthew A. Penley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 106,602
	9.	Sole dispositive power 0
	10.	Shared dispositive power 106,602
11.	Aggregate amount beneficially owned by each reporting person 106,602
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Mark A. Penley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 106,602
	9.	Sole dispositive power 0
	10.	Shared dispositive power 106,602
11.	Aggregate amount beneficially owned by each reporting person 106,602
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,434,807
	8.	Shared voting power 210,937
	9.	Sole dispositive power 2,434,807
	10.	Shared dispositive power 210,937
11.	Aggregate amount beneficially owned by each reporting person 2,645,744
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon, Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,630,712
	8.	Shared voting power 873,339
	9.	Sole dispositive power 1,630,712
	10.	Shared dispositive power 873,339
11.	Aggregate amount beneficially owned by each reporting person 2,504,051
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.5%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Susan C. Terry
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 685,861
	8.	Shared voting power 0
	9.	Sole dispositive power 685,861
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 685,861
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.2%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons Jeffrey W. Congdon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,762,491
	8.	Shared voting power 873,339
	9.	Sole dispositive power 1,762,491
	10.	Shared dispositive power 873,339
11.	Aggregate amount beneficially owned by each reporting person 2,635,830
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 287,124
	8.	Shared voting power 0
	9.	Sole dispositive power 287,124
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 287,124
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Mark Ross Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 287,376
	8.	Shared voting power 0
	9.	Sole dispositive power 287,376
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 287,376
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Peter Whitefield Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 258,593
	8.	Shared voting power 0
	9.	Sole dispositive power 258,593
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 258,593
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Michael Davis Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 262,211
	8.	Shared voting power 0
	9.	Sole dispositive power 262,211
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 262,211
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Mary Evelyn Congdon Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 262,209
	8.	Shared voting power 0
	9.	Sole dispositive power 262,209
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 262,209
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Kathryn Lawson Terry Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 291,122
	8.	Shared voting power 0
	9.	Sole dispositive power 291,122
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 291,122
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Nathaniel Everett Terry Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 291,095
	8.	Shared voting power 0
	9.	Sole dispositive power 291,095
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 291,095
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 679580100
1.	Names of reporting persons John R. Congdon Trust for Hunter Andrew Terry Dated January 2, 1991
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Virginia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 291,122
	8.	Shared voting power 0
	9.	Sole dispositive power 291,122
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 291,122
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

This Schedule 13D/A amends the Schedule 13D originally filed by the Filing Group described therein on September 9, 2010, and most recently amended on November 3, 2010 (the “Original Schedule 13D”), with respect to shares of common stock, $0.10 par value per share (the “Common Stock”), of Old Dominion Freight Line, Inc., a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 500 Old Dominion Way, Thomasville, NC 27360. Except as amended herein, the Original Schedule 13D remains in full force and effect and should be read together with this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended to add the following to the end of the existing disclosure:

The Filing Group was formed by members of the Congdon family and trusts under their control to facilitate the sale of a portion of their holdings of Common Stock. Because the shares of Common Stock subject to the Original Schedule 13D have now been sold, the members of the Filing Group are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is not amended.

Item 4.	Purpose of the Transaction

Item 4 is amended to add the following to the end of the existing disclosure:

Between November 1, 2010 and November 5, 2010, the members of the Filing Group, or trusts of which members of the Filing Group are trustees or co-trustees, sold an aggregate of 707,946 shares of Common Stock in open market transactions pursuant to the 10b5-1 Plans. Information regarding those sales is set forth under Item 5(c) below and is incorporated herein by reference. The members of Filing Group, or trusts of which members of the Filing Group are trustees or co-trustees, have now sold all of the shares of Common Stock subject to the 10b5-1 Plans.

Except as set forth herein, the Filing Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read as follows:

(a), (b):

Earl E. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,965,724

Percentage: 3.5%

(b)	Sole power to vote or direct the vote: 1,754,787

Shared power to vote or direct the vote: 210,937

Sole power to dispose or direct the disposition: 1,754,787

Shared power to dispose or direct the disposition: 210,937

David S. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,345,165

Percentage: 4.2%

(b)	Sole power to vote or direct the vote: 1,189,459

Shared power to vote or direct the vote: 1,155,706

Sole power to dispose or direct the disposition: 1,189,459

Shared power to dispose or direct the disposition: 1,155,706

Marilyn M. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 106,602

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 106,602

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 106,602

Kathryn L. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 106,602

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 106,602

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 106,602

Helen S. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 511,851

Percentage: 0.9%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 511,851

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 511,851

Audrey L. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,688,231

Percentage: 4.8%

(b)	Sole power to vote or direct the vote: 632,345

Shared power to vote or direct the vote: 2,055,886

Sole power to dispose or direct the disposition: 632,345

Shared power to dispose or direct the disposition: 2,055,886

Audrey L. Congdon Irrevocable Trust Number Two Dated May 28, 2004

(a)	Aggregate number of shares of Common Stock beneficially owned: 44,583

Percentage: 0.1%

(b)	Sole power to vote or direct the vote: 44,583

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 44,583

Shared power to dispose or direct the disposition: 0

John B. Yowell

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,625,235

Percentage: 2.9%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,625,235

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 1,625,235

Seth Morgan Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010

(a)	Aggregate number of shares of Common Stock beneficially owned: 106,602

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 106,602

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 106,602

Shared power to dispose or direct the disposition: 0

Megan Elise Yowell Irrevocable Inter Vivos Trust Dated August 25, 2010

(a)	Aggregate number of shares of Common Stock beneficially owned: 106,602

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 106,602

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 106,602

Shared power to dispose or direct the disposition: 0

Karen C. Pigman

(a)	Aggregate number of shares of Common Stock beneficially owned: 1,545,110

Percentage: 2.8%

(b)	Sole power to vote or direct the vote: 744,555

Shared power to vote or direct the vote: 800,555

Sole power to dispose or direct the disposition: 744,555

Shared power to dispose or direct the disposition: 800,555

Melissa A. Penley

(a)	Aggregate number of shares of Common Stock beneficially owned: 106,602

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 106,602

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 106,602

Matthew A. Penley

(a)	Aggregate number of shares of Common Stock beneficially owned: 106,602

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 106,602

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 106,602

Mark A. Penley

(a)	Aggregate number of shares of Common Stock beneficially owned: 106,602

Percentage: 0.2%

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 106,602

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 106,602

John R. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,645,744

Percentage: 4.7%

(b)	Sole power to vote or direct the vote: 2,434,807

Shared power to vote or direct the vote: 210,937

Sole power to dispose or direct the disposition: 2,434,807

Shared power to dispose or direct the disposition: 210,937

John R. Congdon, Jr.

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,504,051

Percentage: 4.5%

(b)	Sole power to vote or direct the vote: 1,630,712

Shared power to vote or direct the vote: 873,339

Sole power to dispose or direct the disposition: 1,630,712

Shared power to dispose or direct the disposition: 873,339

Susan C. Terry

(a)	Aggregate number of shares of Common Stock beneficially owned: 685,861

Percentage: 1.2%

(b)	Sole power to vote or direct the vote: 685,861

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 685,861

Shared power to dispose or direct the disposition: 0

Jeffrey W. Congdon

(a)	Aggregate number of shares of Common Stock beneficially owned: 2,635,830

Percentage: 4.7%

(b)	Sole power to vote or direct the vote: 1,762,491

Shared power to vote or direct the vote: 873,339

Sole power to dispose or direct the disposition: 1,762,491

Shared power to dispose or direct the disposition: 873,339

John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 287,124

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 287,124

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 287,124

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Mark Ross Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 287,376

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 287,376

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 287,376

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Peter Whitefield Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 258,593

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 258,593

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 258,593

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Michael Davis Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 262,211

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 262,211

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 262,211

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Mary Evelyn Congdon Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 262,209

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 262,209

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 262,209

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Kathryn Lawson Terry Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 291,122

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 291,122

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 291,122

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Nathaniel Everett Terry Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 291,095

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 291,095

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 291,095

Shared power to dispose or direct the disposition: 0

John R. Congdon Trust for Hunter Andrew Terry Dated January 2, 1991

(a)	Aggregate number of shares of Common Stock beneficially owned: 291,122

Percentage: 0.5%

(b)	Sole power to vote or direct the vote: 291,122

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 291,122

Shared power to dispose or direct the disposition: 0

(c): Between November 1, 2010 and November 5, 2010, the members of the Filing Group, or trusts of which members of the Filing Group are trustees or co-trustees, sold an aggregate of 707,946 shares of Common Stock in open market transactions pursuant to the 10b5-1 Plans. Information regarding the sales is as follows:

Earl E. Congdon Revocable Trust (Earl E. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	1,054	$28.114	(1)
11/3/10	105,520	$28.0823	(2)

Total	106,574

David S. Congdon Revocable Trust (David S. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	282	$28.114	(1)
11/3/10	28,211	$28.0823	(2)
11/5/10	2	$28.49

Total	28,495

David S. Congdon, as Custodian for Ashlyn L. Congdon

Date	Number of Shares Sold	Weighted Average Price
11/1/10	150	$28.114	(1)
11/3/10	15,044	$28.0823	(2)

Total	15,194

Marilyn Marie Congdon Revocable Declaration of Trust (Marilyn M. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	150	$28.114	(1)
11/3/10	15,049	$28.0823	(2)

Total	15,199

Kathryn Leigh Congdon Revocable Declaration of Trust (Kathryn L. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	150	$28.114	(1)
11/3/10	15,049	$28.0823	(2)

Total	15,199

Helen S. Congdon

Date	Number of Shares Sold	Weighted Average Price
11/1/10	25	$28.114	(1)
11/3/10	2,347	$28.0823	(2)

Total	2,372

Audrey L. Congdon Revocable Trust (Audrey L. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	305	$28.114	(1)
11/3/10	30,560	$28.0823	(2)

Total	30,865

Audrey L. Congdon Irrevocable Trust Number Two Dated May 28, 2004 (David S. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	8	$28.114	(1)
11/3/10	784	$28.0823	(2)

Total	792

Seth Morgan Yowell Irrevocable Inter Vivos Trust (Audrey L. Congdon and John B. Yowell, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	150	$28.114	(1)
11/3/10	15,044	$28.0823	(2)

Total	15,194

Megan Elise Yowell Irrevocable Inter Vivos Trust (Audrey L. Congdon and John B. Yowell, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	150	$28.114	(1)
11/3/10	15,049	$28.0823	(2)

Total	15,199

Karen C. Pigman Revocable Trust (Karen C. Pigman, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	627	$28.114	(1)
11/3/10	62,675	$28.0823	(2)

Total	63,302

Melissa A. Penley Revocable Trust (Melissa A. Penley, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	150	$28.114	(1)
11/3/10	15,044	$28.0823	(2)

Total	15,194

Matthew A. Penley Revocable Trust (Matthew A. Penley, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	150	$28.114	(1)
11/3/10	15,044	$28.0823	(2)

Total	15,194

Mark A. Penley Revocable Trust (Mark A. Penley, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	150	$28.114	(1)
11/3/10	15,044	$28.0823	(2)

Total	15,194

John R. Congdon Revocable Trust (John R. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	1,090	$28.114	(1)
11/3/10	109,058	$28.0823	(2)

Total	110,148

John R. Congdon, Jr. Revocable Trust (John R. Congdon, Jr., Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	210	$28.114	(1)
11/3/10	21,128	$28.0823	(2)

Total	21,338

Susan C. Terry Revocable Trust (Susan C. Terry, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	405	$28.114	(1)
11/3/10	40,561	$28.0823	(2)

Total	40,966

Jeffrey W. Congdon Revocable Trust (Jeffrey W.Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	291	$28.114	(1)
11/3/10	29,145	$28.0823	(2)

Total	29,436

John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. (John R. Congdon, Jr., Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	206	$28.114	(1)
11/3/10	20,595	$28.0823	(2)

Total	20,801

John R. Congdon Trust for Mark Ross Congdon (John R. Congdon, Jr., Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	206	$28.114	(1)
11/3/10	20,595	$28.0823	(2)

Total	20,801

John R. Congdon Trust for Peter Whitefield Congdon (Jeffrey W. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	212	$28.114	(1)
11/3/10	21,315	$28.0823	(2)

Total	21,527

John R. Congdon Trust for Michael Davis Congdon (Jeffrey W. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	214	$28.114	(1)
11/3/10	21,473	$28.0823	(2)

Total	21,687

John R. Congdon Trust for Mary Evelyn Congdon (Jeffrey W. Congdon, Trustee)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	214	$28.114	(1)
11/3/10	21,473	$28.0823	(2)

Total	21,687

John R. Congdon Trust for Kathryn Lawson Terry (John R. Congdon, Jr. and Jeffrey W. Congdon, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	158	$28.114	(1)
11/3/10	15,830	$28.0823	(2)

Total	15,988

John R. Congdon Trust for Nathaniel Everett Terry (John R. Congdon, Jr. and Jeffrey W. Congdon, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	136	$28.114	(1)
11/3/10	13,635	$28.0823	(2)

Total	13,771

John R. Congdon Trust for Hunter Andrew Terry (John R. Congdon, Jr. and Jeffrey W. Congdon, Co-Trustees)

Date	Number of Shares Sold	Weighted Average Price
11/1/10	157	$28.114	(1)
11/3/10	15,672	$28.0823	(2)

Total	15,829

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.16, inclusive. The reporting person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this Schedule.

(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.00 to $28.36, inclusive. The reporting person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this Schedule.

(d)	None.

(e)	The Filing Group ceased to be the beneficial owner of more than 5% of the securities of the Company effective November 5, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is not amended.

Item 7.	Material to be filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated September 9, 2010, between and among the members of the Filing Group, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, incorporated herein by reference from Exhibit 1 to the Schedule 13D filed by the Filing Group on September 9, 2010.

2	Power of Attorney executed by the members of the Filing Group authorizing Joel B. McCarty, Jr., J. Wes Frye, John P. Booker, III and Alice G. Gibson, and each of them, to sign and file Schedule 13D and related documents and amendments thereto on behalf of each person or entity who executed such Power of Attorney, incorporated herein by reference from Exhibit 2 to the Schedule 13D filed by the Filing Group on September 9, 2010.

3	Form of Rule 10b5-1 Sales Plan between Stifel, Nicolaus & Company, Incorporated and the members of the Filing Group, or trusts of which members of the Filing Group are trustees or co-trustees, incorporated herein by reference from Exhibit 3 to the Schedule 13D filed by the Filing Group on September 9, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2010

EARL E. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Earl E. Congdon

DAVID S. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
David S. Congdon

MARILYN M. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Marilyn M. Congdon

KATHRYN L. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Kathryn L. Congdon

HELEN S. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Helen S. Congdon

AUDREY L. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Audrey L. Congdon

AUDREY L. CONGDON IRREVOCABLE TRUST NUMBER TWO DATED MAY 28, 2004

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
David S. Congdon, Trustee

JOHN B. YOWELL

/s/ Joel B. McCarty, Jr., by Power of Attorney
John B. Yowell

SETH MORGAN YOWELL IRREVOCABLE INTER VIVOS TRUST DATED AUGUST 25, 2010

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Audrey L. Congdon, Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John B. Yowell, Co-Trustee

MEGAN ELISE YOWELL IRREVOCABLE INTER VIVOS TRUST AUGUST 25, 2010

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Audrey L. Congdon, Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John B. Yowell, Co-Trustee

KAREN C. PIGMAN

/s/ Joel B. McCarty, Jr., by Power of Attorney
Karen C. Pigman

MELISSA A. PENLEY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Melissa A. Penley

MATTHEW A. PENLEY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Matthew A. Penley

MARK A. PENLEY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Mark A. Penley

JOHN R. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon

JOHN R. CONGDON, JR.

/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr.

SUSAN C. TERRY

/s/ Joel B. McCarty, Jr., by Power of Attorney
Susan C. Terry

JEFFREY W. CONGDON

/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon

JOHN R. CONGDON TRUST FOR JEFFREY WHITEFIELD CONGDON, JR. DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARK ROSS CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR PETER WHITEFIELD CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR MICHAEL DAVIS CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR MARY EVELYN CONGDON DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Co-Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Co-Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY DATED JANUARY 2, 1991

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
John R. Congdon, Jr., Co-Trustee

By:	/s/ Joel B. McCarty, Jr., by Power of Attorney
Jeffrey W. Congdon, Co-Trustee